Filed pursuant to General Instruction II.K to
Form F-9, File No. 333-130306

Pricing Supplement No. 1 to the Prospectus dated December 21, 2005 and the
Prospectus Supplement dated December 21, 2005

US$1,000,000
Royal Bank of Canada
Senior Global Medium-Term Notes, Series B
Bear Notes due February 1, 2007 (Linked to the PHLX Housing SectorSM Index)

Issuer:	Royal Bank of Canada (‘‘Royal Bank’’)

Issue Date:	January 31, 2006

Maturity Date and Term:	February 1, 2007 (resulting in a term to maturity of 12 months and one day)

Coupon:	We will not pay you interest during the term of the Notes.

Underlying Index:	The return on the Notes is linked to the depreciation, if any, of the PHLX Housing SectorSM Index (the ‘‘Index’’). The Index is designed to measure the stock price performance of twenty-one companies whose primary lines of business are directly associated with the U.S. housing construction market. The Index (index symbol ‘‘HGX’’) is calculated and published by the Philadelphia Stock Exchange, Inc. (‘‘PHLX’’).

Denomination:	US$5,000 and integral multiples of $1,000 in excess thereof (except that non-U.S. investors may be subject to higher minimums).

Maximum Redemption Amount:	The principal amount invested (‘‘principal amount’’) multiplied by 136%.

Minimum Redemption Amount:	The principal amount multiplied by 50%.

Payment at Maturity:	If the final index level is less than the initial index level, then, at maturity, you will receive a cash payment equal to the lesser of:

(1)	principal amount + (principal amount x percentage change x 2), or

(2)	the maximum redemption amount.
If the final index level is more than the initial index level, then, at maturity, you will receive a cash payment equal to the greater of:

(1)	principal amount + (principal amount x percentage change), or

(2)	the minimum redemption amount.

Percentage Change:	The percentage change is equal to the following (expressed as a percentage):
Initial Index Level – Final Index Level Initial Index Level

Initial Index Level:	531.40, the closing level of the Index on January 26, 2006 (the ‘‘initial valuation date’’).

Final Index Level:	The closing level of the Index on January 29, 2007 (the ‘‘final valuation date’’).

Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under ‘‘Description of Securities We May Offer—Ownership and Book-Entry Issuance’’ in the accompanying prospectus).

CUSIP Number:	78008EAL1

Listing:	The Notes will not be listed on any securities exchange or quotation system.

Calculation Agent:	JPMorgan Chase Bank, N.A.

Investing in the Notes involves risks that are described in the ‘‘Risk Factors’’ section beginning on page P-5 of this pricing supplement and page S-1 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

	Price to Public	Agent’s Commission	Proceeds to Royal Bank
Per Note	100.00%	2.25%	97.75%
Total	$1,000,000	$22,500	$977,500

RBC Capital Markets Corporation

Pricing Supplement dated January 26, 2006

‘‘PHLX Housing SectorSM’’ and ‘‘HGXSM’’ are service marks of the Philadelphia Stock Exchange, Inc. and have been licensed for use by RBC Capital Markets Corporation and its parent, Royal Bank.

TABLE OF CONTENTS

Pricing Supplement
Summary	P-1
Risk Factors	P-5
The Index	P-9
Specific Terms of the Notes	P-12
Use of Proceeds and Hedging	P-17
Supplemental Tax Considerations	P-18
Supplemental Plan of Distribution	P-20
Documents Filed as Part of the Registration Statement	P-20
Prospectus Supplement
About This Prospectus Supplement	S-1
Risk Factors	S-1
Use of Proceeds	S-4
Description of the Notes We May Offer	S-5
Certain Income Tax Consequences	S-22
Supplemental Plan of Distribution	S-34
Documents Filed as Part of the Registration Statement	S-39
Prospectus
Documents Incorporated by Reference	1
Where You Can Find More Information	2
About This Prospectus	3
Caution Regarding Forward-Looking Information	4
Royal Bank of Canada	4
Risk Factors	5
Use of Proceeds	5
Consolidated Ratios of Earnings to Fixed Charges	5
Capitalization and Indebtedness	6
Description of Securities We May Offer	6
The Trustee	22
Tax Consequences	22
Plan of Distribution	22
Benefits Plan Investor Considerations	24
Validity of Securities	25
Experts	25
Limitation on Enforcement of U.S. Laws Against RBC, Our Management and Others	25
Documents Filed as Part of the Registration Statement	26

i

SUMMARY

The Bear Notes (the ‘‘Notes’’) are medium-term notes issued by Royal Bank offering limited principal protection and a leveraged return linked to the depreciation, if any, of the PHLX Housing SectorSM Index (the ‘‘Index’’). If the Index appreciates, you will receive a negative return on the Notes. The following is a summary of the terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The Notes may be offered to certain investors outside the United States in accordance with applicable local law. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the ‘‘prospectus’’ mean our accompanying prospectus, dated December 21, 2005, and references to the ‘‘prospectus supplement’’ mean our accompanying prospectus supplement, dated December 21, 2005, which supplements the prospectus. Capitalized terms used in this pricing supplement which are defined in the accompanying prospectus or prospectus supplement shall have the meanings assigned to them in the prospectus or prospectus supplement.

Selected Purchase Considerations:

•	Exposure to Index Declines—The Notes are designed for investors who believe that the Index will depreciate between the initial valuation date and the final valuation date. You will receive a positive return on your Notes only if the Index declines. You will receive any such gains at maturity.

•	Leveraged Return—If the Index depreciates between the initial valuation date and the final valuation date, you will receive a positive return on your Notes equal to two times the amount of the percentage change of such depreciation. Any such leveraged return, however, will be capped at 36%.

•	Limited Principal Protection—You will lose some of your principal amount invested (‘‘principal amount’’) at maturity, if the Index appreciates between the the initial valuation date and the final valuation date. Any such loss, however, will be limited to 50%.

Selected Risk Considerations:

An investment in the Notes involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in ‘‘Risk Factors’’ in this pricing supplement.

•	Principal at Risk—You will lose up to 50% of your principal amount at maturity, if the Index appreciates between the the initial valuation date and the final valuation date at a rate of 1% loss of principal for every 1% increase in the Index level.

•	The Total Return Is Capped, Which May Limit Your Potential Payment at Maturity—You will receive a positive return on your principal amount at maturity if the Index depreciates between the initial valuation date and the final valuation date. Any return, however, will be capped at 36%. In contrast, an investment in a security linked directly to the negative performance of the Index (without a cap) will not limit an investor’s return linked to the depreciation, if any, of the Index at maturity.

•	No Interest or Dividend Payments—You will not receive any interest payments on the Notes and you will not receive nor be entitled to receive any dividend payments or other distributions on the securities included in the Index (the ‘‘Index Constituent Stocks’’). Any return on your Notes will be paid at maturity.

•	There May Be Little or No Secondary Market for the Notes—The Notes will not be listed on any U.S. or foreign securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. RBC Capital Markets Corporation and potentially other affiliates of Royal Bank intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

The Notes may be a suitable investment for you if:

•	You believe the level of the Index will decrease during the term of the Notes (and therefore you will receive a positive return on your investment rather than a loss).

•	You are willing to accept the risk of fluctuations in stocks directly associated with the U.S. housing construction market.

•	You are willing to hold the Notes to maturity.

•	You do not seek current income from this investment.

The Notes may not be a suitable investment for you if:

•	You are unwilling to risk any loss of principal.

•	You believe the level of the Index will appreciate during the term of the Notes (and therefore you will receive a negative return on your investment).

•	You prefer the lower risk and therefore accept the potentially lower returns of unindexed fixed income investments with comparable maturities and credit ratings.

•	You are unable or unwilling to hold the Notes to maturity.

•	You seek current income from your investment.

•	You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences?

In the opinion of our counsel, Sullivan & Cromwell LLP, it would be reasonable to treat the Notes as a pre-paid derivative contract with respect to the Index and the terms of the Notes require you and us (in the absence of an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization. If the Notes are so treated, you should recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and your tax basis in the Notes. In general, your tax basis in your Notes will be equal to the price you paid for it. Capital gain of a noncorporate U.S. holder is generally taxed at a maximum rate of 15% where the property is held for more than one year. The deductibility of capital losses is subject to limitations. Your holding period for your Notes will generally begin on the date after the issue date (i.e., the settlement date) for your Notes and, if you hold your Notes until maturity, your holding period will generally include the maturity date.

For a more complete discussion of the U.S. federal income tax consequences of your investment in the Notes, see ‘‘Supplemental Tax Considerations—Supplemental U.S. Tax Considerations’’ on page P-18.

For a discussion of the Canadian federal income tax consequences of your investment in the Notes, see ‘‘Supplemental Tax Considerations—Supplemental Canadian Tax Considerations’’ on page P-19.

How Do the Notes Perform at Maturity?

Set forth below is an explanation of the steps necessary to calculate the payment at maturity on the Notes.

Step 1: What is the final index level and is it less or greater than the initial index level?

The ‘‘initial index level’’ is the closing level of the Index on the initial valuation date and the ‘‘final index level’’ is the closing level of the Index on the final valuation date.

Step 2: Calculate the percentage change.

The percentage change is equal to the following (expressed as a percentage):

Percentage Change    =    Initial Index Level − Final Index Level

Initial Index Level

Step 3: Calculate the payment at maturity.

If the final index level is less than the initial index level, then, at maturity, you will receive a cash payment equal to the lesser of:

(1)	principal amount + (principal amount x percentage change x 2), or

(2)	the maximum redemption amount.

If the final index level is more than the initial index level, then, at maturity, you will receive a cash payment equal to the greater of:

(1)	principal amount + (principal amount x percentage change), or

(2)	the minimum redemption amount.

You will not receive less than the 50% of the principal amount if you hold the Notes to maturity.

Example 1 —	The principal amount is $5,000. On the final valuation date there is a 20% decline from the initial index level of 530.

Percentage Change	20%
Payment at Maturity	Lesser of:
(1) principal amount + (principal amount x percentage change x 2) = $5,000 + ($5,000 x 20% x 2) = $7,000; or
(2) maximum redemption amount = principal amount x 136% = $5,000 x 136% = $6,800.
On a $5,000.00 investment, a 20% percentage change results in a payment at maturity of $6,800, a 36.0% return on the Notes.

Example 2 —	The principal amount is $5,000. On the final valuation date there is a 15% increase from the initial index level of 530.

Percentage Change	–15%
Payment at Maturity	Greater of:
(1) principal amount + (principal amount x percentage change) = $5,000 + ($5,000 x –15%) = $4,250
(2) minimum redemption amount = principal amount x 50% = $5,000 x 50% = $2,500.
On a $5,000.00 investment, a –15% percentage change results in a payment at maturity of $4,250.00, a –15% return on the Notes.

The following table illustrates the hypothetical return at maturity of the Notes over a range of performances of the Index, assuming an initial index level of 530. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total return applicable to an investor in the Notes. The numbers appearing in the following table have been rounded for ease of analysis. The hypothetical total returns set forth do not represent an annualized compounded return, but rather the total return on the Notes at maturity.

Final Index Level	Percentage Change	Total Return on Notes
106	80.0%	36.0%
212	60.0%	36.0%
318	40.0%	36.0%
424	20.0%	36.0%
451	15.0%	30.0%
477	10.0%	20.0%
504	5.0%	10.0%
530	0.0%	0.0%
541	–2.0%	–2.0%
583	–10.0%	–10.0%
610	–15.0%	–15.0%
689	–30.0%	–30.0%
795	–50.0%	–50.0%
954	–80.0%	–50.0%
1908	–100.0%	–50.0%

RISK FACTORS

The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return on the Notes is linked to the performance of the Index. Investing in the Notes is not equivalent to investing directly in the Index Constituent Stocks or the Index itself. See ‘‘The Index’’ below for more information.

This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

The Notes Do Not Pay Interest or Guarantee Return of Your Investment

The Notes do not pay interest and may not return up to half of the principal amount invested. The amount payable at maturity will be determined pursuant to the terms described in this pricing supplement. At maturity, if the Index appreciates between the the initial valuation date and the final valuation date, you will lose up to 50% of your principal amount at a rate of 1% loss of principal for every 1% increase in the Index level.

Your Potential Payment at Maturity May Be Limited

The Notes may provide less opportunity to participate in the depreciation of the Index than an investment in a security inversely linked to the Index providing full participation in the depreciation, because the return is capped at 36%. Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to the negative performance of the Index, assuming that the final index level is not above the initial index level at the maturity date of the Notes.

The Index Constituent Stocks Are Concentrated in One Industry

All of the Index Constituent Stocks are issued by companies in the U.S. residential housing industry. As a result, an investment in the Notes will be concentrated in one industry.

Owning the Notes Is Not the Same as Owning the Index Constituent Stocks or a Security Directly Linked to the Performance of the Index

The return on your Notes will not reflect the return you would realize if you actually owned the Index Constituent Stocks or a security directly linked to the negative performance of the Index and held such investment for a similar period because:

•	the return on the Notes at maturity is limited to the maximum redemption amount and the minimum redemption amount; and

•	the level of the Index is calculated in part by reference to the prices of the Index Constituent Stocks without taking into consideration the value of dividends paid on those stocks.

Even if the level of the Index depreciates from the initial index level during the term of the Notes, the market value of the Notes prior to maturity may not increase by the corresponding amount. It is also possible for the market value of the Notes prior to maturity to decline while the level of the Index depreciates.

The Market Value of the Notes May Be Influenced by Unpredictable Factors.

The market value of your Notes may fluctuate between the date you purchase them and the final valuation date when the calculation agent will determine your payment at maturity. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the level of the Index on any day will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:

•	the volatility of the Index (i.e., the frequency and magnitude of changes in the level of the Index);

•	the composition of the Index and changes in the Index Constituent Stocks;

•	the market price of the Index Constituent Stocks;

•	the dividend rate paid on the Index Constituent Stocks (while not paid to holders of the Notes, dividend payments on the Index Constituent Stocks may influence the value of the Index Constituent Stocks and the level of the Index, and therefore affect the market value of the Notes);

•	supply and demand for the Notes, including inventory positions with RBC Capital Markets Corporation or any other market-maker;

•	interest rates in the market;

•	the time remaining to the maturity of the Notes;

•	the creditworthiness of Royal Bank; and

•	economic, financial, political, regulatory or judicial events that affect the level of the Index or the market price of the Index Constituent Stocks or that affect the housing and stock markets generally (including housing supply and demand).

There May Not Be an Active Trading Market in the Notes—Sales in the Secondary Market May Result in Significant Losses.

You should be willing to hold your Notes to maturity. There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. RBC Capital Markets Corporation and other affiliates of Royal Bank currently intend to make a market for the Notes, although they are not required to do so. RBC Capital Markets Corporation or any other affiliate of Royal Bank may stop any such market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.

If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result you may suffer substantial losses.

Changes That Affect the Index Will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity

The policies of the Philadelphia Stock Exchange, Inc. (‘‘PHLX’’) concerning the calculation of the Index, additions, deletions or substitutions of the Index Constituent Stocks and the manner in which changes affecting the Index Constituent Stocks or the issuers of the Index Constituent Stocks, such as stock dividends, reorganizations or mergers, are reflected in the Index, could affect the Index and, therefore, could affect the amount payable on the Notes at maturity, and the market value of the Notes prior to maturity. The amount payable on the Notes and their market value could also be affected if PHLX changes these policies, for example by changing the manner in which it calculates the Index, or if PHLX discontinues or suspends calculation or publication of the Index, in which case it may become difficult to determine the market value of the Notes. If events such as these occur, or if the closing level of the Index is not available because of a market disruption event or for any other reason and no successor index is selected, the calculation agent—which initially will be JPMorgan Chase Bank, N.A.—may determine the closing level of the Index or fair market value of the Notes —and thus the final index level and the amount payable at maturity—in a manner it considers appropriate, in its sole discretion.

Royal Bank and its Affiliates Have No Affiliation with PHLX and Are Not Responsible for its Public Disclosure of Information.

Royal Bank and its affiliates are not affiliated with PHLX in any way (except for licensing arrangements discussed below in ‘‘The Index’’) and have no ability to control or predict its actions, including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the Index. If PHLX discontinues or suspends the calculation of the Index, it may become difficult to determine the market value of the Notes or the amount payable at maturity. The calculation agent may designate a successor index selected in its sole discretion. If the calculation agent determines in its sole discretion that no successor index comparable to the Index exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. See ‘‘Specific Terms of the Notes—Market Disruption Event’’ and ‘‘—Discontinuance of or Adjustments to the Index; Alteration of Method of Calculation’’. PHLX is not involved in the offer of the Notes in any way and has no obligation to consider your interests as an owner of the Notes in taking any actions that might affect the value of your Notes.

We have derived the information about PHLX and the Index in this pricing supplement from publicly available information, without independent verification. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of the information about the Index or PHLX contained in this pricing supplement. You, as an investor in the Notes, should make your own investigation into the Index and PHLX.

Historical Performance of the Index Should Not Be Taken as an Indication of the Future Performance of the Index During the Term of the Notes.

The trading prices of the Index Constituent Stocks will determine the Index level. As a result, it is impossible to predict whether, or the extent to which, the level of the Index will rise or fall. Trading prices of the Index Constituent Stocks will be influenced by complex and interrelated political, economic, financial and other factors that can affect the issuers of the Index Constituent Stocks and the level of the Index. Accordingly, the historical performance of the Index should not be taken as an indication of the future performance of the Index.

Trading and Other Transactions by Royal Bank or its Affiliates in the Index Constituent Stocks, Futures, Options, Exchange-Traded Funds or Other Derivative Products on the Index Constituent Stocks or the Index May Impair the Market Value of the Notes.

As described below under ‘‘Use of Proceeds and Hedging’’, we or one or more affiliates may hedge our obligations under the Notes by purchasing or selling the Index Constituent Stocks, futures or options on the Index Constituent Stocks or the Index, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of the Index Constituent Stocks or the Index, and we may adjust these hedges by, among other things, purchasing or selling the Index Constituent Stocks, futures, options, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of the Index or the Index Constituent Stocks at any time. Although they are not expected to, any of these hedging activities may increase the market price of the Index Constituent Stocks and/or the level of the Index, and, therefore, decrease the market value of the Notes. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

We or one or more of our affiliates may also engage in trading in the Index Constituent Stocks and other investments relating to the Index Constituent Stocks or the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Any of these activities could increase the market price of the Index Constituent Stocks and/or the level of the Index and, therefore, decrease the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Index Constituent Stocks or the Index. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

The Business Activities of Royal Bank or its Affiliates May Create Conflicts of Interest.

As noted above, Royal Bank and its affiliates expect to engage in trading activities related to the Index and the Index Constituent Stocks that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests Royal Bank and its affiliates will have in their proprietary accounts in facilitating transactions, including block trades and options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of the Index, could be adverse to the interests of the holders of the Notes.

Royal Bank and its affiliates may, at present or in the future, engage in business with the issuers of the Index Constituent Stocks, including making loans or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between the obligations of Royal Bank or another affiliate of Royal Bank and the interests of holders of the Notes. Moreover, Royal Bank subsidiaries, including RBC Capital Markets Corporation and RBC Dain Rauscher Inc., have published, and in the future expect to publish, research reports with respect to some or all of the issuers of the Index Constituent Stocks. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by Royal Bank, RBC Capital Markets Corporation or other affiliates may affect the market price of the Index Constituent Stocks and/or the level of the Index and, therefore, the market value of the Notes.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

Significant aspects of the tax treatment of the Notes are uncertain. We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the Notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement. Please read carefully the sections entitled ‘‘Summary —What Are the Tax Consequences?’’ and ‘‘Supplemental Tax Considerations’’ in this pricing supplement, and the section ‘‘Certain Income Tax Consequences’’ in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

You Will Not Receive Interest Payments on the Notes or Dividend Payments on the Index Constituent Stocks or Have Shareholder Rights in the Index Constituent Stocks.

You will not receive any periodic interest payments on the Notes and you will not receive any dividend payments or other distributions on the Index Constituent Stocks. As a holder of the Notes, you will not have voting rights or any other rights that holders of the Index Constituent Stocks may have.

The Calculation Agent Can Postpone the Determination of the Final Index Level or the Maturity Date if a Market Disruption Event Occurs on the Final Valuation Date.

The determination of the final index level may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the final valuation date. If such a postponement occurs, the calculation agent will use the closing level of the Index on the first business day after that day on which no market disruption event occurs or is continuing. In no event, however, will the final valuation date be postponed by more than ten business days. As a result, the maturity date for the Notes could also be postponed, although not by more than ten business days.

If the final valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the final valuation date. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the closing level of the Index that would have prevailed in the absence of the market disruption event. See ‘‘Specific Terms of the Notes—Market Disruption Event’’.

THE INDEX

The following is a description of the PHLX Housing SectorSM Index (the ‘‘Index’’), including, without limitation, its make-up, method of calculation and changes in its components. The information in this description has been taken from publicly available sources. Such information reflects the policies of, and is subject to change by, the Philadelphia Stock Exchange, Inc. (‘‘PHLX’’). We have not independently verified this information. You, as an investor in the Notes, should make your own investigation into the Index and PHLX. PHLX is not involved in the offer of the Notes in any way and has no obligation to consider your interests as a holder of the Notes. PHLX has no obligation to continue to publish the Index, and may discontinue publication of the Index at any time in its sole discretion.

Overview

The Index is designed to measure the performance of twenty-one companies whose primary lines of business are directly associated with the U.S. housing construction market (the ‘‘Index Constituent Stocks’’). The Index composition includes residential builders, suppliers of aggregate, lumber and other construction materials, manufactured housing and mortgage insurers. The Index (index symbol ‘‘HGX’’) is published by the PHLX and was set to 250 on December 31, 2001. Options commenced trading on the Index on July 12, 2002. The Index is a modified capitalization-weighted index, which is intended to maintain as closely as possible the proportional capitalization distribution of the portfolio of stocks included in the Index, while limiting the maximum weight of a single stock or group of stocks to a predetermined maximum (normally 25% for a single stock, and 50% to 60% or more for the top five or an aggregation of all stocks weighing 5% or more). This rebalancing is accomplished by occasionally artificially reducing the capitalization of higher weighted stocks and redistributing the weight to lower weighted stocks. The net result is a weight distribution that is less skewed toward the larger stocks, but still does not approach equal weighting. The total capitalization of the portfolio remains the same. The following is a list of companies included in the Index and their trading symbols: American Standard Companies Inc. (ASD); Beazer Homes USA, Inc. (BZH); Centex Corporation (CTX); Champion Enterprises, Inc. (CHB); D.R. Horton, Inc. (DHI); Hovnanian Enterprises, Inc. (HOV); KB Home (KBH); Lennar Corporation (LEN); Masco Corporation (MAS); M.D.C. Holdings, Inc. (MDC); Meritage Homes Corporation (MTH); The PMI Group, Inc. (PMI); Pulte Homes, Inc. (PHM); Radian Group Inc. (RDN); The Ryland Group, Inc. (RYL); Standard Pacific Corp. (SPF); Temple-Inland, Inc. (TIN); Toll Brothers, Inc. (TOL); USG Corporation (USG); Vulcan Materials Company (VMC); and Weyerhaeuser Company (WY).

The Index is rebalanced at least semi-annually for implementation at the end of each January and July option expiration if the modified capitalization of a single component or group of components exceeds the concentration thresholds discussed above as of the last trading day of the previous month. This rebalancing is based on the actual market capitalizations of the component stocks as determined by actual share amounts and closing prices on the last trading day of the previous month. The modified share value for each Index Constituent Stock comprising the Index remains fixed between rebalancings, except in the event of certain types of corporate actions such as stock splits, mergers, acquisitions, stock repurchases or any similar event with respect to an Index Constituent Stock resulting in a change in share value greater than 5% or more. When the Index is adjusted between rebalancings for these events, the modified share amount of the relevant Index Constituent Stock comprising the Index is adjusted, to the nearest whole share, to maintain the Index Constituent Stock’s relative weight in the Index immediately prior to the corporate action. In connection with any adjustments to the Index, the Index divisor may be adjusted to ensure that there are no changes to the level of the Index as a result of non-market forces.

Neither Royal Bank nor any of its affiliates accepts any responsibility for the calculation, maintenance or publication of, or for any error, omission or disruption in, the Index or any successor index. While PHLX currently employs the above methodology to calculate the Index, no assurance can be given that PHLX will not modify or change this methodology in a manner that may affect the amount payable at maturity to beneficial owners of the Notes. PHLX does not guarantee the accuracy or the completeness of the Index or any data included in the Index. PHLX assumes no liability for any errors, omissions or disruption in the calculation and dissemination of the Index. PHLX disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Index or the manner in which the Index is applied in determining the amount payable at maturity.

The following chart provides the ticker symbol, the weighting percentage and the primary trading exchange for each of the Index Constituent Stocks as of December 22, 2005:

Ticker	Name	% Weight	Primary Exchange
ASD	American Standard Companies, Inc.	4.37%	NYSE
BZH	Beazer Homes USA, Inc.	4.72%	NYSE
CTX	Centex Corporation	4.73%	NYSE
CHB	Champion Enterprises, Inc.	3.73%	NYSE
DHI	D.R. Horton, Inc.	6.01%	NYSE
HOV	Hovnanian Enterprises, Inc.	6.91%	NYSE
KBH	KB Home	4.86%	NYSE
LEN	Lennar Corporation	5.46%	NYSE
MDC	M.D.C. Holdings, Inc.	3.66%	NYSE
MAS	Masco Corporation	6.76%	NYSE
MTH	Meritage Homes Corporation	0.92%	NYSE
PHM	Pulte Homes, Inc.	5.71%	NYSE
RDN	Radian Group, Inc.	2.79%	NYSE
SPF	Standard Pacific Corp	4.18%	NYSE
TIN	Temple-Inland Inc.	4.30%	NYSE
PMI	The PMI Group, Inc.	3.26%	NYSE
RYL	The Ryland Group, Inc.	3.88%	NYSE
TOL	Toll Brothers, Inc.	5.60%	NYSE
USG	USG Corporation	5.31%	NYSE
VMC	Vulcan Materials Company	3.77%	NYSE
WY	Weyerhaeuser Company	9.08%	NYSE

Historical Closing Levels of the PHLX Housing SectorSM Index

Since its inception, the Index has experienced significant fluctuations. Any historical upward or downward trend in the value of the Index during any period shown below is not an indication that the value of the Index is more or less likely to increase or decrease at any time during the term of the Notes. The historical Index levels do not give an indication of future performance of the Index. Royal Bank cannot make any assurance that the future performance of the Index or the Index Constituent Stocks will result in holders of the Notes receiving a positive return on their investment. The initial index level is 531.40.

The graph below sets forth the historical performance of the Index from July 3, 2002 through January 26, 2006.

Source: Bloomberg L.P.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

License Agreement

PHLX and Royal Bank have entered into a non-exclusive license agreement providing for the license to Royal Bank, and certain of its affiliates, in exchange for a fee, of the right to use the Index, in connection with securities, including the Notes. The Index is owned and published by PHLX.

The license agreement between PHLX and Royal Bank provides that the following language must be set forth in this pricing supplement:

The PHLX Housing SectorSM Index is not sponsored, endorsed, sold or promoted by Philadelphia Stock Exchange, Inc. (‘‘PHLX’’). PHLX makes no representation or warranty, express or implied, to the owners of the Index or any member of the public regarding the advisability of investing in securities generally or in the Index particularly or the ability of the Index to track market performance. PHLX’s only relationship to Royal Bank is the licensing of certain names and marks and of the Index which is determined, composed and calculated without regard to Royal Bank. PHLX has no obligation to take the needs of Royal Bank or the owners of the Index into consideration in determining, composing or calculating the Index. PHLX is not responsible for and has not participated in the determination or calculation made with respect to the issuance or redemption of the Index. PHLX has no obligation or liability in connection with the administration, marketing or trading of the Index.

PHLX DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE PHLX HOUSING SECTORSM INDEX (HGXSM) (‘‘Index’’) OR ANY DATA INCLUDED THEREIN. PHLX MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ROYAL BANK, OWNERS OF THE INDEX, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. PHLX MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL PHLX HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

‘‘PHLX Housing SectorSM’’ and ‘‘HGXSM’’ are service marks of the Philadelphia Stock Exchange, Inc. and have been licensed for use by RBC Capital Markets Corporation and its parent, Royal Bank.

SPECIFIC TERMS OF THE NOTES

In this section, references to ‘‘holders’’ mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled ‘‘Description of the Notes We May Offer—Legal Ownership’’ in the accompanying prospectus supplement and ‘‘Description of Securities We May Offer—Ownership and Book-Entry Issuance’’ in the accompanying prospectus.

The Notes are part of a series of senior debt securities entitled ‘‘Senior Global Medium-Term Notes, Series B’’ (the ‘‘medium-term notes’’) that we may issue under the senior indenture, dated October 23, 2003, between Royal Bank and JPMorgan Chase Bank, N.A., as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in ‘‘Description of the Notes We May Offer’’ in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please note that the information about the price to the public and the net proceeds to Royal Bank on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the Notes in more detail below. References to ‘‘Index’’ mean the PHLX Housing SectorSM Index.

Coupon

We will not pay you interest during the term of the Notes.

Denomination

We will offer the Notes in denominations of $5,000 and integral multiples of $1,000 in excess thereof (except that non-U.S. investors may be subject to higher minimums).

Defeasance

There shall be no defeasance, full or covenant, applicable to the Notes.

Payment at Maturity

If the final index level is less than the initial index level, then, at maturity, you will receive a cash payment equal to the lesser of:

(1)	principal amount + (principal amount x percentage change x 2), or

(2)	the maximum redemption amount.

If the final index level is more than the initial index level, then, at maturity, you will receive a cash payment equal to the greater of:

(1)	principal amount + (principal amount x percentage change), or

(2)	the minimum redemption amount.

The ‘‘maximum redemption amount’’ is the principal amount multiplied by 136%. The ‘‘minimum redemption amount’’ is the principal amount multiplied by 50%. The ‘‘percentage change’’ will be calculated as follows:

Percentage Change =	Initial Index Level — Final Index Level
Initial Index Level

where, the ‘‘initial index level’’ is the closing level of the Index on the initial valuation date and the ‘‘final index level’’ is the closing level of the Index on the final valuation date.

Maturity Date

If the maturity date stated on the cover of this pricing supplement is not a business day, in that case the maturity date will be the next following business day. If the third business day before this applicable day does not qualify as the final valuation date referred to below, then the maturity date will be the third business day following the final valuation date. The calculation agent may postpone the final valuation date—and therefore the maturity date—if a market disruption event occurs or is continuing on a day that would otherwise be the final valuation date. We describe market disruption events under ‘‘—Market Disruption Event’’ below.

Final Valuation Date

The final valuation date will be the final valuation date stated on the cover of this pricing supplement, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the final valuation date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final valuation date for the Notes be postponed by more than ten business days.

Market Disruption Event

As set forth under ‘‘—Payment at Maturity’’ above, the calculation agent will determine the final index level on the final valuation date. As described above, the final valuation date may be postponed and thus the determination of the final index level may be postponed if the calculation agent determines that, on the final valuation date, a market disruption event has occurred or is continuing. If such a postponement occurs, the calculation agent will use the closing level of the Index on the first business day after the final valuation date on which no market disruption event occurs or is continuing as the final index level. In no event, however, will the determination of the final index level be postponed by more than ten business days.

If the determination of the final index level is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the final index level will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the closing level of the Index that would have prevailed in the absence of the market disruption event and determine the final index level.

Any of the following will be a market disruption event:

•	a suspension, absence or material limitation of trading in a material number of Index Constituent Stocks for more than two hours or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion;

•	a suspension, absence or material limitation of trading in option or futures contracts relating to the Index or a material number of Index Constituent Stocks in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion;

•	the Index is not published, as determined by the calculation agent in its sole discretion; or

•	in any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under ‘‘Use of Proceeds and Hedging’’.

The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

•	a decision to permanently discontinue trading in the option or futures contracts relating to the Index or any Index Constituent Stocks.

For this purpose, an ‘‘absence of trading’’ in the primary securities market on which option or futures contracts related to the Index or any Index Constituent Stocks are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under ‘‘—Default Amount’’.

For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under ‘‘Description of Debt Securities—Modification and Waiver’’ and ‘‘—Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies’’.

Default Amount

The default amount for the Notes on any day will be an amount, in U.S. dollars for the principal of the Notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest—or, if there is only one, the only—quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor’s Ratings Services or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Discontinuance of or Adjustments to the Index; Alteration of Method of Calculation

If PHLX discontinues publication of the Index and it or any other person or entity publishes a substitute index that the calculation agent determines is comparable to the Index and approves as a successor index, then the calculation agent will determine the percentage change, initial index level, final index level and the amount payable at maturity by reference to such successor index.

If the calculation agent determines that the publication of the Index is discontinued and that there is no successor index on any date when the value of the Index is required to be determined, the calculation agent will instead make the necessary determination by reference to a group of stocks or another index and will apply a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

If the calculation agent determines that the securities included in the Index or the method of calculating the Index has been changed at any time in any respect—including any addition, deletion or substitution and any reweighting or rebalancing of the Index Constituent Stocks and whether the change is made by PHLX under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the Index Constituent Stocks or their issuers or is due to any other reason—that causes the Index not to fairly represent the value of the Index had such changes not been made or that otherwise affects the calculation of the percentage change, initial index level, final index level or the amount payable at maturity, then the calculation agent may make adjustments in this method of calculating the Index that it believes are appropriate to ensure that the percentage change used to determine the amount payable on the maturity date is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the percentage change, initial index level, final index level, the amount payable at maturity or otherwise relating to the closing level of the Index may be made by the calculation agent in its sole discretion.

Manner of Payment and Delivery

Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a business day with respect to the Notes, we mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York City are authorized or obligated by law or executive order to close.

Role of Calculation Agent

JPMorgan Chase Bank, N.A. will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations regarding the value of the Notes at maturity, market disruption events, business days, the default amount, the initial index level, the final index level, the percentage change and the amount payable in respect of your Notes. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under ‘‘Use of Proceeds.’’ We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In anticipation of the sale of the Notes, we or our affiliates expect to enter into hedging transactions involving sales of securities included in or linked to the Index and/or purchases and/or sales of listed and/or over-the-counter options or futures on Index Constituent Stocks or listed and/or over-the-counter options, futures or exchange-traded funds on the Index prior to or on the trade date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates may:

•	acquire or dispose of securities of the issuers of Index Constituent Stocks;

•	acquire or dispose of positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the level of the Index or the value of the Index Constituent Stocks;

•	acquire or dispose of positions in listed or over-the-counter options, futures, or exchange-traded funds or other instruments based on the level of other similar market indices or stocks; or

•	any combination of the above three.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

We or our affiliates may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of Index Constituent Stocks, listed or over-the-counter options or futures on Index Constituent Stocks or listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the level of the Index or indices designed to track the performance of the Index or other components of the commodities market.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See ‘‘Risk Factors’’ in this pricing supplement for a discussion of these adverse effects.

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain U.S. tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus. It applies to you only if you acquire your Note in the offering at the offering price and you hold your Note as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a partnership or other pass-through entity,

•	a person that owns a note as a hedge or that is hedged against interest rate risks;

•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•	a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

This subsection describes the tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of a Note and you are for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

In the opinion of our counsel, Sullivan & Cromwell LLP, it would be reasonable to treat the Notes as a pre-paid derivative contract with respect to the Index and the terms of the Notes require you and us (in the absence of an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization. If the Notes are so treated, you should recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and your tax basis in the Notes. In general, your tax basis in your Notes will be equal to the price you paid for it. Capital gain of a noncorporate U.S. holder is generally taxed at a maximum rate of 15% where the property is held for more than one year. The deductibility of capital losses is subject to limitations. Your holding period for your Notes will generally begin on the date after the issue date (i.e., the settlement date) for your Notes and, if you hold your Notes until maturity, your holding period will generally include the maturity date.

Alternative Treatments.    In the opinion of our counsel, Sullivan & Cromwell LLP, it would also be reasonable to treat the Notes as a debt instrument subject to the special tax rules governing contingent debt instruments. If the Notes are so treated, you would be required to accrue interest income over the term of your Notes based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your Notes. You would recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Notes. In general, your adjusted basis in your Notes would be equal to the amount you paid for your Notes, increased by the amount of interest you previously accrued with respect to your Notes. Any gain you recognize upon the sale, redemption or maturity of your Notes would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your Notes, and thereafter, would be capital loss. If the Notes are treated as a contingent debt instrument and you purchase your Notes in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of the Notes, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules described in the accompanying prospectus but rather would be subject to special rules set forth in Treasury Regulations governing contingent debt instruments. Accordingly, if you purchase your Notes in the secondary market, you should consult your tax adviser as to the possible application of such rules to you.

Because of the absence of authority regarding the appropriate tax characterization of your Notes, it is possible that the Internal Revenue Service could seek to characterize your Notes in a manner that results in tax consequences to you that are different from those described above. For example, the Internal Revenue Service could possibly assert that any gain or loss that you recognize upon the maturity of the Notes should be treated as ordinary gain or loss. It is also possible that the Internal Revenue Service could assert that you should be required to accrue interest with respect to the 50% of your investment that you are guaranteed to receive upon maturity. You should consult your tax adviser as to the tax consequences of such characterization and any possible alternative characterizations of your Notes for U.S. federal income tax purposes.

Supplemental Canadian Tax Considerations

The discussion below supplements the discussion under ‘‘Certain Income Tax Consequences— Certain Canadian Income Tax Consequences’’ in the attached prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus supplement).

Interest paid or credited or deemed for purposes of the Income Tax Act (Canada) (the ‘‘Act’’) to be paid or credited on a Note (including any payment at maturity in excess of the principal amount) to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax where we deal at arm’s length for the purposes of the Act with the Non-Resident Holder at the time of such payment.

 SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to RBC Capital Markets Corporation, and RBC Capital Markets Corporation has agreed to purchase from us, the aggregate principal amount of the Notes specified on the front cover of this pricing supplement. Subject to the terms and conditions of a terms agreement, dated the date of this pricing supplement, RBC Capital Markets Corporation (the ‘‘Underwriter’’) has agreed to purchase the Notes as principal for its own account at a purchase price equal to the issue price specified on the front cover of this pricing supplement, less a commission of 2.25%. If you purchase less than $1,000,000 aggregate principal amount of the Notes in any single transaction during the initial public offering, the original public offering price for the Notes you purchase will be 100.00% of the principal amount. If you purchase $1,000,000 or more aggregate principal amount of the Notes in any single transaction during the original public offering, the original public offering price for the Notes you purchase will be 99.00% of the principal amount. The Underwriter may resell any Notes it purchases as principal to other brokers or dealers at a discount of up to 2.25% of the principal amount of the Notes. To the extent the Underwriter resells Notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an ‘‘underwriter’’ of the Notes as such term is defined in the Securities Act of 1933. The Underwriter has advised us that, if it is unable to sell all the Notes at the public offering price, the Underwriter proposes to offer the Notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

In the future, RBC Capital Markets Corporation, RBC Dain Rauscher Inc. or another of our affiliates may repurchase and resell the Notes in market-making transactions. For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities, see ‘‘Supplemental Plan of Distribution’’ in the accompanying prospectus supplement.

 DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in the accompanying prospectus and prospectus supplement under ‘‘Documents Filed as Part of the Registration Statement’’, the following documents will be filed with the Securities and Exchange Commission and incorporated by reference as part of the Registration Statement to which this pricing supplement relates (the ‘‘Registration Statement’’): (i) the Terms Agreement, dated the date of this pricing supplement, between us and the Underwriter and (ii) the consent of Deloitte & Touche LLP. Such documents will not be incorporated by reference into this pricing supplement or the accompanying prospectus or prospectus supplement.

Additional exhibits to the Registration Statement to which this pricing supplement relates may be subsequently filed in reports on Form 40-F or on Form 6-K that specifically state that such materials are incorporated by reference as exhibits in Part II of the Registration Statement.

EXHIBIT

Auditors' Consent

We refer to the Pricing Supplement No. 1 of Royal Bank of Canada (the ‘‘Bank’’) dated January 26, 2006 relating to the offering of US$1,000,000 Senior Global Medium-Term Notes, Series B, Bear Notes due February 1, 2007 (Linked to the PHLX Housing Sector Index), to the Prospectus Supplement dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Global Medium-Term Notes, Series B to the short form base shelf prospectus dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Debt Securities and Subordinated Debt Securities (Subordinated Indebtedness) (collectively, the ‘‘Prospectus’’). We have read the Prospectus and have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the shareholders of the Bank on the consolidated balance sheets as at October 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2005. Our report is dated November 30, 2005.

(signed) "Deloitte & Touche LLP"
Chartered Accountants

Toronto, Canada
January 26, 2006

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus and prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

US$1,000,000

Royal Bank of Canada

Senior Global Medium-Term Notes, Series B
Bear Notes due February 1, 2007
(Linked to the PHLX Housing SectorSM Index)

January 26, 2006